UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 11, 2021

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2021

EDAP TMS S.A.

/s/ FRANCOIS DIETSCH
FRANCOIS DIETSCH
CHIEF FINANCIAL OFFICER

Dear EDAP Shareholders,	June 3, 2021

The successful commercialization of any novel technology must be supported by prudent and timely investments. In April 2021, we had the opportunity to raise substantial capital that will enable us to fully support our ongoing U.S. Focal One commercialization and market access efforts.

With HIFU gaining broader acceptance as an effective and less invasive paradigm for the management of prostate cancer relative to surgical options, we will attempt to establish ourselves as the leader. Of course, launching a new medical technology in the U.S. healthcare market brings several challenges, not least of which is navigating a complex reimbursement, third-party payor landscape. Securing attractive reimbursement levels and achieving the broadest possible patient coverage for Focal One remain top priorities for EDAP.

In addition to investing further in market access and reimbursement, these additional funds will allow us to attract top-tier talents with vast expertise in driving adoption of innovative technologies such as Focal One HIFU.

In this context, we are pleased to convene our shareholders in a General Meeting on June 30, 2021 and would like to take this opportunity to request your support for the attached resolutions, as detailed in the enclosed Board report. You will be requested to vote for resolutions submitted to the Ordinary General Meeting of Shareholders and to the Extraordinary General Meeting of Shareholders.

Resolutions submitted to the Ordinary General Meeting include:

- Resolutions 1 to 4 with the approval of the Company’s 2020 fiscal year accounts and related corporate activity, we invite you to read the Company’s Form 20-F Report relating to the 2020 fiscal year available on the Company’s website www.edap-tms.com, Investor Relations section.

Resolutions submitted to the Extraordinary General Meeting include:

- Resolutions 5 to 12 which would provide the Company with the necessary legal frame to address potential strategic moves and strengthen its long-term growth, in accordance with French and international standards;

- Resolution 13 to 16 which would allow the Board to create an incentive stock option program for some selected high performance employees of EDAP in light with the U.S. and international expansion plan.

As always, the use of these delegations, if at all, will be done in light of the ultimate interest of the Company and its Shareholders.

We would like to thank our shareholders and investors for your continued support, commitment and confidence you have demonstrated in EDAP’s long-term success.

Sincerely,

/s/ Marc Oczachowski

Chairman of the Board &

Chief Executive Officer

EDAP TMS S.A.

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,373,013.32 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Vaulx-en-Velin, June 3, 2021

NOTICE

On Tuesday June 30, 2021, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters

4, rue du Dauphiné,

69120 Vaulx-en-Velin, France

to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2020; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor's reports relating to the annual accounts for the fiscal year ended December 31, 2020 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements (in IFRS standards) for the fiscal year ended December 31, 2020 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2020;

4.	Determination of total remuneration to be granted to the Board of Directors in accordance with the provisions of article L.225-45 of the French commercial code;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of article L. 411-2 of the French Monetary and Financial Code);

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7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of article L 411-2 of the French Monetary and Financial Code;

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

11.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

12.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights;

13.	Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French Commercial Code;

14.	Authorization to be granted to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L.225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription right;

15.	Determination of the total maximum amount applicable to the authorizations granted to the Board of Directors pursuant resolutions 13 and 14 above;

16.	Delegation to be granted to the board of directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to articles L. 3332-1 and following of the French labor code.

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction is improperly completed or blank, or if the voting instructions are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

EDAP TMS SA – Agenda to the June 30, 2021 Ordinary and Extraordinary meeting of Shareholders	2/2

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This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,373,013.32 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx-en-Velin, France

Lyon Registry of Commerce 316 488 204

Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2021

Ladies and Gentlemen,

We have called this ordinary and extraordinary shareholders’ meeting to vote on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2020; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor’s reports relating to the annual accounts for the fiscal year ended December 31, 2020 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements (in IFRS) for the fiscal year ended December 31, 2020 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2020;

4.	Determination of total remuneration to be granted to the Board of Directors in accordance with the provisions of article L.225-45 of the French commercial code.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of article L. 411-2 of the French Monetary and Financial Code);

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of article L 411-2 of the French Monetary and Financial Code;

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8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

11.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

12.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights;

13.	Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French Commercial Code;

14.	Authorization to be granted to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L.225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription right;

15.	Determination of the total maximum amount applicable to the authorizations granted to the Board of Directors pursuant resolutions 13 and 14 above;

16.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to articles L. 3332-1 and following of the French labor code.

A.	DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Management report on the Company’s activity for the fiscal year ended December 31, 2020:

We invite you to read the Board of Directors’ management report available pursuant to French laws and regulations and the Company’s 2020 Annual Report on the 2020 consolidated accounts which is available on the Company’s website www.edap-tms.com, in the “Investor Relations” section.

With respect to the Company’s activities since the beginning of the current fiscal year, we also invite you to read the Board of Directors’ management report which also provides information relating to significant events that occurred since the beginning of the current financial year (resolutions 1 to 4).

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary general meeting of June 30, 2021

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B.	DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Prior to examining the various resolutions submitted to your approval, please find below a summary of the reasons that have led us to call the extraordinary shareholders’ meeting.

In accordance with French and international standards and in the interest of the Company, in the view of its development, it seems appropriate to us to suggest financial delegations to your Board of Directors to implement share capital increases, immediately or in the future, with or without preferential subscription rights (resolutions 5 to 10), and to increase the number of shares or securities to be issued in the event of an oversubscription in the framework of capital increases of the Company (resolution 12) in order to meet any fundraising opportunities that may be necessary to finance the Company’s development.

In order to motivate and reward the efforts of the teams working to ensure a successful development of our worldwide activities and particularly in the United States, we propose that you grant the Board of Directors the necessary delegations of authority and authorizations to grant options to subscribe and grant existing and/or newly issued free shares of the Company (resolutions 13 to 14).

These new delegations would terminate the delegations with the same purpose granted by the general shareholders' meeting held on June 28, 2019 and June 30, 2020.

Finally, as part of the Company's employee profit-sharing policies, we submit to your Board of Directors a delegation of authority to carry out a capital increase for the benefit of employees who are members of a company savings plan (resolution 16). This Resolution is required under Article L.225-129-6 of the French Commercial Code. However, your Board of Directors reminds you that, given the Company's structure, this proposal is not consistent with the Company’s profit sharing policies and therefore the Board of Directors recommends not approving this Resolution.

The maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations we propose you to grant to your Board of Directors would be:

-	1,300,000 euros, i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euro each (resolution 11) in order to give the Company all the flexibility it needs to finance its development plan (financial delegations of resolutions 5 to 10 and 12),

-	286,000 euros, i.e. a maximum number of shares of 2,200,000 shares with a par value of 0.13 euro (resolution 15), in order to grant options to subscribe shares and to grant existing and/or newly issued free shares of the Company (resolutions 13 and 14).

To these amounts must be added, if need be, the additional amount of the shares or securities to be further issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital.

The delegations submitted for your approval will allow the Board of Directors, in accordance with the law and the articles of association, to have full powers to implement these delegations for the purpose, without this list being exhaustive, of setting the dates, amounts, conditions and terms of any issuance as well as the form and characteristics of the shares or securities giving access to the capital or securities to be issued, with or without premium.

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In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next ordinary shareholders’ meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For each of the delegations submitted to your approval, the reports established by the Company’s statutory auditor will be read to you.

We propose to hereinafter review each of the resolutions submitted to your approval in the extraordinary shareholders’ meeting:

B-1. Financial delegations to be granted to the board of directors

For the purposes hereof, the Board of Directors asks you to approve the resolutions mentioned below, using the legal mechanism of delegation of authority, and to delegate your authority to it in order to:

-       increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders (resolution 5)

-       increase the share capital by issuance of shares or any securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of article L. 411-2 of the French Monetary and Financial Code); (resolution 6)

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in paragraph 1° of article L. 411-2 of the French Monetary and Financial Code, being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the setting of the issue price, possibly reduced by a maximum discount of 20%, taking into account if applicable, the date from which they begin to bear dividend rights and specifying that the issue price of securities giving access to the share capital issued by virtue of this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuance of these securities, at least equal to the issue price defined above (resolution 7).

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of a first category of persons who meet certain specified characteristics (as described below in A. and B.), being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the setting of the issue price, possibly reduced by a maximum discount of 30% (resolution 8).

Pursuant to this resolution 8, you are asked to reserve subscription of such shares to the new or existing investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros (issuance premium included):

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary general meeting of June 30, 2021

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A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and
(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; or

B.	any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above as part of such agents’ or underwriters’ compensation for their services; or

C.	any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, to facilitate the settlement of the shares as part of a capital increase in the future.

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of the second category of persons, i.e.: (i) practitioners who have used the Company’s technologies who meet certain specified characteristics, or (ii) commercial partners, or (iii) patients who have benefited from treatments using technologies developed by the Company, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros, being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the setting of the issue price, possibly reduced by a maximum discount of 30% (resolution 9).

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category : (i) directors and officers of the Company held at the office the date of issue of the shares or the securities, or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities, being specified that issue price shall be set by the Board of Directors, by reference to :
  the price of the last transaction on the Company’s share capital carried out during the previous 6 months with an overpricing or discount of plus or minus 10 % compared to this price, or in the absence of any transaction on the share capital during the previous 6 months, at the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the fixing of the issue price, possibly reduced by a 30% discount.

In any event, the price determined by the Board of Directors may represent a discount compared to the price of the American Depositary Shares of the Company listed on the NASDAQ stock market (resolution 10)

Resolution 11 sets the maximum aggregate nominal amount of the share capital increases that may be carried out and the debt securities that may be issued pursuant to the financial delegations submitted to your vote at 1,300,000 euros, i.e., a maximum of 10,000,000 shares to be issued with a nominal value of 0.13 euro each.

The Board of Directors asks you to approve the resolution 12 using the legal mechanism of delegation of authority, and to delegate your authority to it in order to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of capital increases of the Company, with or without preferential subscription rights, decided under the paragraphs above, pursuant to the conditions set forth in article L. 225-135-1 and R. 225-118 of the French Commercial Code, i.e., to date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue, the said shares granting the same rights as the former shares, subject to the date where they begin to bear dividend rights. The nominal amount of any increases in share capital decided pursuant to this delegation shall be offset against the overall ceiling set forth above, to which amount will if necessary be added, the additional amount of shares or securities which may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of holders of securities giving access to the capital and other rights in the capital.

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B-2 Delegations to be granted as per the company’s salary motivation policy for employees and management

The Board of Directors proposes to hereinafter review each of the resolutions submitted to your approval in the extraordinary shareholders’ meeting and to:

  Authorize the Board of Directors to grant options to subscribe to a maximum of 2,000,000 new shares with a nominal value of 0.13 euro each (resolution 13). The exercise price of each option for the subscription of shares shall be set by the Board of Directors on the day of grant of such options,

(i)	For the options that will be granted to non U.S. tax residents, the exercise price would be set by reference to the closing price of the American Depositary Shares of the Company listed on the NASDAQ the day preceding the Board of Directors’ decision to grant the options and may not be lower than 95% of the average trading price of the American Depositary Shares of the Company listed on the NASDAQ stock market calculated on the basis of the last twenty (20) trading sessions preceding the date of the decision of the Board of Directors to grant such options, being specified that the capital increases that would be carried out upon exercice of these options would be deducted from the overall limit set out in the resolution 15.

(ii)	For the options granted to U.S. tax residents, to be qualified as Incentive Stock Options “ISOs”, they will need to meet certain criteria in the resolution submitted to your vote, and in particular:

•	All employees are eligible for grants under this option plan. The beneficiaries of the plan will be determined by the Board of Directors, subject to the approval of this resolution by the shareholders;
•	The exercise price of the ISOs may not be less than 100% of the market value of the shares on the date of grant, i.e., the price of the American Depositary Shares of the Company listed on the NASDAQ stock market at the end of the trading day just prior to the decision of the Board of Directors to grant the options;
•	The options to subscribe shares are exercisable for up to ten years from the date of grant, which term is decreased to 5 years if the employee, on the date of grant, holds more than 10% of the share capital of the Company.

2.	Authorize the Board of Directors to carry out, on one or more occasions, the allocation of a maximum of 200,000 free ordinary shares, existing and/or to be issued in the future by the Company, with a unit par value of 0.13 euro, to members of the Company's salaried staff or to certain categories of them, and/or to its executive officers who satisfy the conditions set forth in article L. 225-197-1, II of the French Commercial Code, as well as to the members of salaried staff of companies or economic interest groups in which the Company holds, either directly or indirectly, at least 10% of the share capital or voting rights in, on the date the said shares are allocated (resolution 14). The capital increases that would be carried out upon exercice of these options would be deducted from the overall limit set out in the resolution 15.

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The grant of shares to their beneficiaries will be final and binding, subject to satisfying the conditions and criteria which may be fixed by the Board of Directors after a period of at least one year (the "Vesting Period") and that the beneficiaries of these shares must hold them, if applicable, for a period fixed by the board (the "Lock-in Period") which, combined with the Vesting Period, cannot be inferior to two (2) years. The Vesting Period and of the Lock-in Period will be fixed by the Board of Directors within the aforementioned limits.

In accordance with the provisions of article L. 225-197-1 of the French commercial code, when the allocation concerns shares to be issued in the future, this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the newly issued shares in favor of the beneficiaries of the free shares.

3.	Delegate to the Board of Directors all necessary powers to increase the share capital, it being specified that the maximum nominal value of the capital increases that may be carried out pursuant to delegations given by the resolutions 13 and 14 is set at 286,000 euros, representing a maximum of 2,200,000 new shares of the Company each with a par value of 0.13 euro (resolution 15).

4.	Give to the Board of Directors all necessary powers to increase the share capital by a maximum nominal amount of 50,000 euros (fifty thousand), through the issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, for members of the Company’s employee savings plan (resolution 16). This resolution is required under Article L.225-129-6 of the French Commercial Code.

This resolution, which is required to be proposed to the shareholders under French law, is not consistent with the Company’s profit sharing policies and therefore the Board of Directors recommends NOT approving resolution 16.

 We ask you, after reading the reports presented by the Company's statutory auditor, to adopt the resolutions submitted by the Board of Directors, with the exception of resolution 16.

In this context, we ask you to vote on the aforementioned resolutions submitted to you by your Board of Directors.

The Board of Directors

We draw your attention to the fact that this report, and the draft resolutions referred to therein, which will be submitted for your approval, do not constitute an offer to purchase or a solicitation to purchase shares or any other securities of the Company.

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary general meeting of June 30, 2021

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,373,013.32 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

DRAFT RESOLUTIONS TO BE SUBMITTED

TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD

ON JUNE 30, 2021

Shareholders are invited to attend the ordinary and extraordinary general meeting of EDAP-TMS S.A. (the “Company”) on June 30, 2021, at 10:30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France. The shareholders will deliberate on the following agenda and resolutions:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2020; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor's reports relating to the annual accounts for the fiscal year ended December 31, 2020 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements (in IFRS standards) for the fiscal year ended December 31, 2020 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2020;

4.	Determination of total remuneration to be granted to the Board of Directors in accordance with the provisions of article L.225-45 of the French commercial code;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of article L. 411-2 of the French Monetary and Financial Code);

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7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of article L 411-2 of the French Monetary and Financial Code;

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

11.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

12.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights;

13.	Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French Commercial Code;

14.	Authorization to be granted to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L.225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription right;

15.	Determination of the total maximum amount applicable to the authorizations granted to the Board of Directors pursuant resolutions 13 and 14 above;

16.	Delegation to be granted to the board of directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to articles L. 3332-1 and following of the French labor code.

*****

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FIRST RESOLUTION (Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report)

After considered the statutory auditor's special report relating to the agreements referred to in article L.225-38 et seq of the French Commercial Code (related party transactions), the general meeting, acting in accordance with the quorum and majority criteria required for ordinary shareholders meetings, approves the terms of this report, which states that there is no related party transactions.

SECOND RESOLUTION (Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2020; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor's reports relating to the annual accounts for the fiscal year ended December 31, 2020 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements (in IFRS standards) for the fiscal year ended December 31, 2020 and granting of a discharge to the members of the Board of Directors for their management)

The general meeting, acting in accordance with the quorum and majority criteria required for ordinary shareholders meetings, and after having considered:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2020,
-	the Board of Directors’ report on corporate governance pursuant to Articles L.225-37 paragraph 6 of the French Commercial Code,
-	the Board of Directors' special report on stock-options pursuant to Article L.225-184 paragraph 1 of the French Commercial Code,
-	the statutory auditor's report relating to the annual accounts relating to the fiscal year ended December 31, 2020,
-	the statutory auditor's report relating to consolidated financial statements for the year ended December 31, 2020, prepared in accordance with IFRS regulation,
-	the statutory auditor's report relating to the consolidated accounts prepared in accordance with U.S. generally accepted accounting principles (US GAAP) applying to companies listed on the Nasdaq market.

Approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2020 as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports.

Approves the consolidated financial statements for the year ended December 31, 2020, prepared in accordance with IFRS regulation,

Approves the consolidated accounts relating to the fiscal year ended December 31, 2020 established in accordance with U.S. GAAP as applied to companies listed on the Nasdaq market, as they have been presented in the annual report on our consolidated financial statements (Form 20-F) submitted to the Securities and Exchange Commission (“SEC”) on April 7, 2021; it also approves the transactions reflected in these financial statements and summarized in this report.

The general meeting therefore grants a release to all members of the Board of Directors for their management during the fiscal year 2020.

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THIRD RESOLUTION (Allocation of the result for the fiscal year ended December 31, 2020)

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings, notes that the result of the financial year ended December 31, 2020 is a net book loss of (780,881) euros.

The Shareholders' Meeting, having reviewed the report of the Board of Directors, resolves to allocate the entire net book loss, i.e. the sum of (780,881) euros to the debit item "retained earnings", thus increasing it from (15,459,047) euros to (16,239,928) euros.

In accordance with the provisions of Article 243 bis of the French General Tax Code, the Meeting notes that no dividends have been distributed during the last three fiscal years.

The General Meeting, on the report of the Board of Directors, ruling in application of Article 223 quater of the General Tax Code, notes that there are no non-deductible expenses and charges referred to in Article 39-4 of this code.

FOURTH RESOLUTION (Determination of total remuneration to be granted to the Board of Directors in accordance with the provisions of article L.225-45 of the French commercial code)

The General Meeting, on the report of the Board of Directors, in accordance with the provisions of article L.225-45 of the French commercial code, decides to allocate, as remuneration for their activities related to the financial year ended December 31, 2020, the total sum of 102,000 euros to the directors, who are responsible for distributing this sum among their members.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

FIFTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 thereof,,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance, in France or abroad, of ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

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2.       decides that the aggregate maximum nominal amount of the capital increases which may be carried out, immediately or in the future, pursuant to this resolution is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,

3.       decides that this amount shall be applied against the aggregate maximum provided for in the eleventh resolution below, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this aggregate maximum does not apply to debt securities referred to in articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36-A of the French Commercial Code,

4.       decides to set the maximum nominal amount of debt securities which may be issued pursuant to this delegation at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), to be applied against the aggregate maximum provided for in the eleventh resolution below,

5.       decides that the shareholders may exercise, in accordance with the law and regulations in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

6.       decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

7.       decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-	limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,
-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

8.       specifies that transactions contemplated by this delegation may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including a retroactive date, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

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10.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12. decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces the prior authorization having a similar purpose.

SIXTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of article L. 411-2 of the French Monetary and Financial Code))

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-135, L.225-136 and L.228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides the issuances which may be carried out pursuant to this delegation may be realized through a public offering (excluding offerings referred to in paragraph 1° of article L. 411-2 of the French Monetary and Financial Code), being specified that the Company may proceed by way of the filing of a registration statement with the SEC in the United States,

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3.       decides that the maximum nominal amount of the capital increased which may be carried out, immediately or in the future, pursuant to this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, which amount shall be applied against the aggregate maximum provided for in the eleventh resolution below.

4.       decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the eleventh resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code;

5.       decides to cancel the shareholders' preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.       decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of articles L. 22-10-52 and R. 22-10-32 of French Commercial code). In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.       acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

9.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

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-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

11.       decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces the prior authorization having a similar purpose.

SEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of article L. 411-2 of the French Monetary and Financial Code

The shareholders' meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the board of directors' report and the statutory auditors' report,

in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136, and L. 228-91, and following of the French Commercial Code and paragraph 1° of article L. 411-2 of the French Monetary and Financial Code,

1.                   delegates to the Board of Directors its authority to decide, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that may directly or indirectly own more than half of its capital or more than half of whose capital it may directly or indirectly own, with the ability to issue these securities in euros or in foreign currency or any other monetary unit based on a basket of currencies, at the choice of the board of directors, that may be paid up in cash, including through the offsetting of receivables,

2.                   resolves that the issues that may be carried out pursuant to this resolution may be carried out by means of offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code, and in particular to qualified investors or a limited circle of investors;

3.                   resolves that the securities thus issued may consist of debt securities, be related to the issuing of such securities or allow their issue as intermediate securities,

4.                   resolves to waive the preferential subscription rights of the shareholders over ordinary shares or securities issued pursuant to this delegation,

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5.                   notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities thus issued,

6.                   resolves that the total nominal amount of share capital increases that may be carried out immediately and/or in future, pursuant to this delegation, may not be higher than 1.300.000 Euros nor in any circumstances exceed the limits provided in the regulations applying on the date of issue (by way of indication, on the date of this shareholders' meeting, the issuance of equity securities carried out by an offer covered by paragraph 1° of article L.411-2 of the French Monetary and Financial Code is limited to 20% of the capital of the Company each year, with this share capital being assessed on the date that the board of directors decides to use this delegation), being the maximum amount to which shall be added, where applicable, the additional amount of the shares to be issued in order to maintain, in accordance with legal and regulatory provisions and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital,

7.       resolves the nominal amount of the increases in share capital that may be thus carried out shall be offset against the overall ceiling amount referred to in the eleventh resolution below,

8.        resolves to set at € 1,300,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, it being specified that:

-	this amount shall be increased, where applicable, by any redemption premium above the par value;
-	this amount shall be offset against the overall ceiling referred to in the eleventh resolution below;
-	this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French Commercial Code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French Commercial Code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French Commercial Code,

9.       resolves that, if the subscriptions have not completely taken up all of such an issuance, the board of directors may use, in the order that it decides, one or other of the following powers:

-	limiting the issue to the amount of subscriptions, on condition that this reaches at least three- quarters of the issue that was initially agreed;

-	freely allocate all or part of the unsubscribed securities between the persons of its choice,

10.       resolves that the issue price of shares issued by virtue of this delegation shall be determined by the Board of Directors and shall be at least equal to the average of the prices weighted by the volumes of the last 3 trading days, on the NASDAQ market, preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 20% (it being nonetheless specified that if, when use is made of this delegation, the Company's shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code), taking into account, where applicable, the date from which they begin to bear dividend rights and specifying that the issue price of securities giving access to the share capital issued by virtue of this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuance of these securities, at least equal to the issue price defined above,

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11.       resolves that the Board of Directors shall have all powers in order to implement, in accordance with legal provisions and with the Company's bylaws, this delegation for the purpose notably of:

-	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;
-	setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;
-	making any adjustments required pursuant to the legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities or other rights giving access to the share capital of the Company; and
-	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months.

12.       resolves that the Board of Directors may:

-	at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases by virtue of the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;
-	take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company's bylaws,

13.       notes that, if the Board of Directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders' meeting, in accordance with legal and regulatory provisions,

14.       resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and replaces the prior authorization having a similar purpose.

EIGHTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129 et seq., L.225-135, L.225-138 and L.228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

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2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,; this amount shall be applied against the aggregate maximum provided for in the eleventh resolution below.

4.        decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the eleventh resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution to the new or existing investors which meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and
(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; or

B.       any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services; or

C.       any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, to facilitate the settlement of the shares as part of a capital increase in the future.

6.       specifies that, pursuant to Article L.225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the average of the prices weighted by the volumes of the last 3 trading days, on the NASDAQ market, preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

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8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

NINTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129 et seq., L.225-135, L.225-138 and L.228-91 et seq. of the French Commercial Code,

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1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the eleventh resolution below,

4.        decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par;
-	this amount shall be applied against the aggregate maximum provided for in the eleventh resolution below
-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code;

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

(i)	practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or
(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities; and/or
(iii)	patients who have benefited from treatments using technologies developed by the Company over the last 10 years,

6.       specifies that, pursuant to Article L.225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the average of the prices weighted by the volumes of the last 3 trading days, on the NASDAQ market, preceding the setting of the price of the issue, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

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8.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having a similar purpose,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129 et seq., L.225-135, L.225-138 and L.228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

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2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the eleventh resolution below.

4.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following category : (i) directors and officers of the Company held at the office the date of issue of the shares or the securities or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities,

5.       specifies that, pursuant to Article L.225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.       decides that the issue price will be set by the Board of Directors by reference, alternately, (i) either to the price of the last transaction on the Company's share capital carried out during the previous 6 months, with an additional price or a discount of plus or minus 10% respectively compared to this price, (ii) or, in the absence of a transaction on the share capital during the previous 6 months, to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the determination of the issue price, possibly reduced by a discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation will be such that the amount received immediately by the Company, increased by the amount likely to be received by it upon exercise or conversion of said securities, is, for each share issued as a result of the issue of said securities, at least equal to the minimum amount referred to above.

7.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

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8.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having a similar purpose,

9.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

ELEVENTH RESOLUTION (Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

-	the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the fifth to tenth resolutions, is set at 1,300,000 euros (one million three hundred thousand euros) ) i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euro each., to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

-	the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted in the fifth to tenth and eleventh resolutions is set at 1,300,000 euros or the equivalent of this amount in foreign currencies on the issuance date, provided that:
-	this maximum aggregate nominal amount may be increased by any reimbursement premium exceeding par value, and
-	this maximum aggregate nominal amount does not apply to debt securities which issuance would be decided or authorized by the Board of Directors pursuant to Article L.228-40 of the French Commercial Code.

TWELFTH RESOLUTION (Delegation of authority to be granted to the board of directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights)

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

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having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French Commercial Code,

1.                   delegates the authority to the Board of Directors to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of the Company’s capital increases, or without preferential subscription rights, decided pursuant to the above-mentioned resolutions under the conditions stipulated in article L. 225-135-1 and R. 225-118 of the French Commercial Code (i.e. to a date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue), the said shares granting the same rights as the former shares subject to the date where they begin to bear dividend rights,

2.                   states that the par value of any capital increase decided pursuant to this delegation will be subtracted from the overall ceiling stipulated in the eleventh resolution above, to which amount will if necessary be added, the additional amount of shares or securities which may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual stipulations that apply, the rights of holders of securities giving access to the capital and other rights in the capital,

3.                   resolves that the Board of Directors shall have all powers, with the ability to sub-delegate as provided for by law, in order to implement, in accordance with the legal provisions and with the Company’s bylaws, this resolution for the purpose of:

-	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;
-	setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;
-	to make any adjustments required pursuant to legal and regulatory provisions and, where applicable, contractual provisions that apply, in order to protect the rights of the bearers of securities and other rights giving access to the share capital of the Company; and
-	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,
4.	resolves that the Board of Directors may:
-	at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;
-	take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws,
5.	notes that, if the Board of Directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions,
6.	resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

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THIRTEENTH RESOLUTION (Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French Commercial Code)

The general meeting, voting under the quorum and majority criteria required for extraordinary shareholders meetings,

having considered of the Board of Directors’ report and the statutory auditors’ special report:

1.       authorizes the Board of Directors, in accordance with Articles L.225-177 et seq. of the French Commercial Code, to grant, on one or more occasions, to employees and/or employee officers of the Company, as well as those of the companies mentioned in article L.225-180 of the French Commercial Code, options entitling the holder to subscribe new shares of the Company, under the following conditions:

(a)	the options to subscribe for shares that the Board of Directors is authorized to grant, shall represent a maximum of 2,000,000 shares of the Company each with a face value of €0.13; representing a capital increase of a maximum nominal amount of 260,000 euros, which will be deducted from the aggregate amount of 286,000 euros referred to in the fifteenth resolution of this meeting,

(b)	to the extent that the shares of the Company, each represented by an "American Depositary Share" (hereinafter referred to as an "ADS"), are admitted to trading on the NASDAQ Global Market in the United States of America, the exercise price of each of these options shall be determined by the Board of Directors, on the day the option is granted, by reference to the closing share price on the NASDAQ on the day preceding that of the Board of Directors' decision to grant the options. The exercise price shall not be lower than 95% of the average quoted price of the ADS of the Company listed on the NASDAQ stock market calculated on the basis of the last twenty (20) trading sessions preceding the date of the decision of the Board of Directors to grant such options,

(c)	no option for the subscription of shares may be granted less than twenty trading sessions after the dividend date or after a share capital increase,

(d)	the options to subscribe for shares shall be exercised by their beneficiaries within a maximum of ten (10) years from the day on which they are granted; this timeframe may however be reduced by the Board of Directors for the beneficiaries who are residents in a given country, to the extent this may be necessary to comply with the applicable laws of such country,

(e)	the total number of shares that can be subscribed upon exercise of options granted and not yet exercised may not be greater than one third of the share capital,;

(f)	options to subscribe for shares may not be granted to any employee holding more than 10% of the share capital on the date of the decision of the Board of Directors to grant such options,

(g)	the options to subscribe for shares granted by the Board of Directors to employees subject to tax in the United States will be intended to be Incentive Stock Options ("ISOs"), for U.S. tax purposes, and must meet certain criteria listed below. The options to subscribe for shares can also be non-qualified stock options (for U.S. tax purposes) in the discretion of the Board of Directors at the time of grant or when the ISO limits are exceeded. The following additional terms will apply to grants of options to subscribe for shares designated as ISOs:

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(i) Eligible employees : All employees of the Company and its subsidiaries in which the Company directly or indirectly owns or controls more than 50% of the total voting rights of the outstanding securities giving the right to the election of members of the Board of Directors represented by all classes of shares issued by this company may be beneficiaries of the ISO allocation plan provided they meet the legal conditions required to be granted share subscription options. The beneficiaries will be appointed by the Board of Directors. Consultants and directors who are not employees are not eligible for these awards.

(ii) Maximum number of shares : The ISOs that the Board of Directors is authorized to grant will cover a maximum of 2,000,000 shares of the Company. Any beneficiary could be granted up to ISO 2,000,000, up to the maximum amount of shares to be issued and to the extent that this beneficiary is eligible to receive these options under current French regulations.

(iii) Exercice price : The exercise price is determined by the Board of Directors in accordance with the procedures referred to above, it being specified, however, that in the case of ISO beneficiaries (and NQSO beneficiaries who are US tax residents), the exercise price of the stock options may not be less than 100% of the market value of the share on the day the option is granted, which is determined by reference to the closing share price on the NASDAQ on the day preceding the date of the Board of Directors' decision to grant the options.

(iv) Option term : The ISOs may be exercisable for up to ten years from the date of grant. However, when an employee, at the date of grant, holds greater than 10% of the share capital of the Company, and to the extent that it is eligible for grants under the plan pursuant to applicable regulations, the options are exercisable for up to five years from the date of grant. The terms of ten and five years, respectively, may not be exceeded, including in the case of early exercise in the event of death or disability of the beneficiary.

2.       decides that the exercise price of the options to subscribe for shares may not be changed during the duration of the option. If the Company carries out one of the transactions mentioned in article L.225-181 of the French Commercial Code, the Board of Directors shall take the necessary steps to protect the interests of the beneficiaries of the options to subscribe for shares as provided in Article L.228-99 of the French Commercial Code. In case of issuance of new securities giving access to the Company share capital, as well as in the case of merger or split-up, the Board of Directors could suspend the exercise of the options,

3.        takes note that, pursuant to Article L.225-178 of the French Commercial Code, the present authorization shall automatically give rise, in favor of the beneficiaries of stock options, to waiver by the shareholders of their preferential subscription rights to the shares issuable upon exercise of the option;

4.       gives to the Board of Directors all necessary powers to determine the terms of the option plan, the conditions under which the options to subscribe for shares will be granted, including in particular :

-	to determine the list of beneficiaries of the options to subscribe for shares as well as the number of options to grant to each of such beneficiaries;

-	to suspend temporarily and for the maximum duration provided by law, which is, on this day, three (3) months, the exercise of the options in case transactions mentioned in article L.225-149-1 of the French Commercial Code are carried out;

-	to prohibit the immediate resale of all or part of the shares without the time limit imposed for the retention of the shares exceeds three (3) years from the exercise of the option.

5.       decides that the Board of Directors shall have at its disposal all the necessary powers to take note of the share capital increases and fulfill the related formalities.

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6.       determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day, ratifies the plan adopted by the Board of Directors in 2021 pursuant to the previous authorization dated June 28, 2019 and terminates any previous authorization having the same purpose;

7.       takes note that the Board of Directors shall inform the shareholders every year at the ordinary shareholders meeting of the transactions implemented pursuant to this authorization.

FOURTEENTH RESOLUTION (Authorization to be granted to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L.225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription right)

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-197-1 and following of the French Commercial Code,

1.                   authorizes the Board of Directors to carry out the allocation of free shares existing and/or to be issued in the future by the Company, on one or several occasions, to members of the Company’s salaried staff or to certain categories of them and/or to its executive officers who satisfy the conditions stipulated in article L. 225-197-1 of the French Commercial Code as well as to the members of the salaried staff of companies or economic interest economic groupings in which the company directly or indirectly holds at least 10% of the capital or voting rights in, on the date the said shares are allocated,

2.                   specifies that the Board of Directors must, if the Company’s shares have been listed for trading on the regulated Euronext market in Paris, comply with the provisions of article L. 225-197-6 of the French Commercial Code in order to be able to allocate the free shares to the executive officers who satisfy the conditions of article L. 225-197-1, II of the French Commercial Code,

3.                   resolves to fix the number of free shares which can be allocated by the Board of Directors under this authorization at 200,000 shares with a unit par value of 0.13 euro, it being specified, (i) this number will be charged against the overall ceiling set out in the fifteenth resolution below, and (ii) the number of free shares allocated to executive officers, members of the executive committee of the Company may not exceed 200,000;

4.                   resolves that the grant of shares to their beneficiaries will be final and binding subject to satisfying the conditions and criteria which may be fixed by the Board of Directors after a period of at least one year (the “Vesting Period”) and that the beneficiaries of these shares must hold them for a period fixed by the Board (the “Lock-in Period”) which, combined with the Vesting Period, cannot be less than two (2) years,

5.                   resolves, as an exception to the above, that the shares will be definitely allocated before the end of the Vesting Period if the beneficiary is affected by a disability which is classified in the second and third categories of article L. 341-4 of the French Social Security Code,

6.                   resolves that the shares allocated will be freely transferable in the event of a demand for allocation made by the heirs of a deceased beneficiary or if the beneficiary is affected by a disability corresponding to a classification in the above-mentioned categories of the French Social Security Code,

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7.                   resolves that the Vesting period and the Lock-in Period will be fixed by the Board of Directors within the above-mentioned limits,

8.                 notes that in accordance with article L. 225-197-1 of the French Commercial Code, when the allocation concerns shares to be issued in the future, this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the newly issued shares in favor of the beneficiaries of the free shares, with the corresponding increase in capital being definitely performed by the sole fact of the shares being allocated to the beneficiaries,

9.                 notes that as far as is required, this decision entails the waiver by the shareholders, in favor of the grantees, of the portion of the reserves, profits or premiums which will if necessary be used if new shares are issued at the end of the Vesting Period, and which the Board of Directors is given full powers to realize,

10.               delegates full powers to the Board of Directors to:

-	record the existence of sufficient reserves and proceed for each allocation to transfer the sums necessary to pay up the new shares to be allocated to an unavailable reserve account;
-	determine the identity of the beneficiaries of the allocations and the number of shares liable to be allocated to each of them;
-	fix the terms and if necessary the criteria for the allocation of these shares;

if necessary:

-	decide, in due course, the capital increase(s) corresponding to the issuance of any new shares allocated freely;
-	carry out any share purchases required to deliver any existing shares allocated freely;
-	take all necessary measures to ensure that the beneficiaries comply with the required holding obligation;
-	and in general do whatever may be required within the scope of the current legislation to implement this authorization,

11.               specifies that the Board of Directors may, within the limits it has previously fixed, subdelegate the powers which are entrusted to it under this resolution in accordance with the applicable legislative and regulatory provisions,

12.               resolves that the Board of Directors will inform the general meeting of the allocations made within the context of this resolution every year, in accordance with article L. 225-197-4 of the French Commercial Code,

13.               determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day, and terminates any previous authorization having the same purpose;

FIFTEENTH RESOLUTION (Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital as mentioned at the resolutions 13 and 14)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

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decides the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the 13th and 14th resolutions above, is set at 286,000 euros (two hundred and eighty-six thousand euros ) i.e., a maximum number of shares of 2,200,000 with a nominal value of 0.13 euro each., to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital.

SIXTEENTH RESOLUTION (Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to articles L. 3332-1 and following of the French labor code)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors' report in accordance with the provisions of articles L. 225-129 et seq. of the French commercial code, in particular articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and articles L. 3332-18 et seq. of the French labor code, delegates to the Board of Directors its authority to increase the share capital, on one or more occasions, at its sole discretion, through the issuance of ordinary shares reserved, either directly or through a company mutual fund (fonds commun de placement et d’entreprise), for the members of a company savings plan (plan d’épargne entreprise) as provided for in articles L. 3332-1 et seq. of the French labor code, which would be open to open to employees of the Company and its affiliates within the meaning of article L. 225–180 of the French commercial code and article L. 3344-1 of the French labor code and who also meet any conditions that may be set by the board of directors (hereafter the “Group Employees”), resolves to cancel, as a result, the preferential subscription rights granted to shareholders by Article L. 225-132 of the French commercial code and to reserve the subscription of said ordinary shares for Group Employees, sets the period of validity of this delegation of authority at eighteen (18) months from the date of this shareholders’ meeting,

sets the maximum nominal amount of the shares that may be thus issued at 50,000 euros,

resolves that the share issuance price will be determined by the Board of Directors in accordance with the provisions of article L. 3332-20 of the French labor code.

EDAP TMS SA – Draft of resolutions – Assembly Meeting of shareholders June 30, 2021	22/22